SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Jones Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,322,395 Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,322,395 Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,322,395 Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.16%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 48019R108	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of Jones Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Inc., a New York corporation (“Fir Tree” or the “Reporting Person”). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the “Fir Tree Funds”), and has been granted investment discretion over portfolio investments, including the Class A Common Stock held by the Fir Tree Funds.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 55 West 46th Street, 29th Floor, New York, NY 10036.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree is a New York corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 48019R108	SCHEDULE 13D	Page 4 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of $20,365,967.96 to acquire the Class A Common Stock reported in this Schedule 13D. The source of the funds used to acquire the shares of Class A Common Stock reported herein is the working capital of Fir Tree Funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Class A Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Person acquired the Class A Common Stock because it believed that the Ordinary Shares reported herein, when purchased, represented an attractive investment opportunity.

On September 18, 2017, Fir Tree issued a press release announcing its intention to support Q Investments, L.P. in its pursuit of value-maximizing strategic alternatives for the Issuer (the “Fir Tree Press Release”), including, but not limited to, recommending that the Issuer’s management pursue strategic alternatives, including selling certain or all of its assets, exploring potential DrillCo structure options or merging with another company that has a strong balance sheet and available development capital. The foregoing summary of the Fir Tree Press Release is qualified in its entirety by the full text of the Fir Tree Press Release, which is filed as Exhibit A to this Schedule 13D, and is incorporated herein by reference.

The Reporting Person and its affiliates and representatives may engage in discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer including Q Investments, L.P., and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person’s investment in the Class A Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, board composition and representation, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any of the foregoing persons or other persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by management or the Board of Directors of the Issuer, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Class A Common Stock or selling some or all of their shares of Class A Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Class A Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect to its investment in the Class A Common Stock.

CUSIP No. 48019R108	SCHEDULE 13D	Page 5 of 7 Pages

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person (see also the Proxy Right described in Item 4). The percentages used in this Schedule 13D are calculated based upon 74,349,841 shares of Class A Common Stock issued and outstanding as of September 8, 2017 as reported in the Issuer’s Preliminary Prospectus on Form S-3 filed with the Securities and Exchange Commission on September 13, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition (see also the Proxy Right described in Item 4).

(c)	The Reporting Person has not effected any transaction in the Class A Common Stock within the past sixty days.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Fir Tree Press Release, dated September 18, 2017.

CUSIP No. 48019R108	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 18, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 48019R108	SCHEDULE 13D	Page 7 of 7 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Class A Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jeffrey Tannenbaum	Chairman of the Board	United States	Chairman of the Board of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Donald McCarthy	Chief Financial Officer	United States	Chief Financial Officer of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
David Sultan	Managing Director	United States	Managing Director of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Brian Meyer	General Counsel	United States	General Counsel of Fir Tree Inc.	55 West 46th Street, 29th Floor, New York, NY 10036
Martin Towey	Chief Compliance Officer	United States	Chief Compliance Officer	55 West 46th Street, 29th Floor, New York, NY 10036

Exhibit A

Fir Tree Press Release

Fir Tree Partners Calls on Jones Energy
to Pursue Value-Maximizing Strategic Alternatives

NEW YORK (September 18, 2017) – Fir Tree Partners (“Fir Tree”), a $9.4 billion private investment firm and manager of funds that own approximately 7.16% of the shares of Jones Energy, Inc. (“Jones” or the “Company”) (NYSE: JONE), announced today its support for Q Investments’ call for Jones to immediately start a process to explore all value-maximizing strategic alternatives.

“We agree that Jones management and board need to pursue strategic alternatives, including selling certain or all of its assets, exploring potential DrillCo options or alternative financings and/or merging with another company that has a strong balance sheet and available development capital,” said David Proman, Managing Director at Fir Tree.

“Now is the opportune time for the Company to retain advisors and formally pursue a strategic process in order to create significant value for stockholders. If not, Fir Tree intends to support a plan to elect a new slate of directors at the upcoming annual meeting,” said Evan Lederman, Managing Director at Fir Tree.

About Fir Tree Partners

Fir Tree Partners, founded in 1994 and located in New York City (HQ) and Miami, is a value-oriented investment manager that manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors. Fir Tree manages approximately $9.4 billion, invested worldwide in public and private companies across a wide variety of sectors and securities.

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For More Information Contact:
Scott Tagliarino or Taylor Ingraham
ASC Advisors LLC
(203) 992-1230